UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Absolute Software Corporation
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

00386B109
(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

_______________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	00386B109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,848,803
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,848,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,848,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.75%
14	TYPE OF REPORTING PERSON (See Instructions)
IA, OO

SCHEDULE 13D

CUSIP No.	00386B109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
2,848,803
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
2,848,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,848,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.75%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

The statement on Schedule 13D (the "Schedule 13D") relates to the Common Shares, no par value (the "Common Stock"), of Absolute Software Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Suite 1400, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1K8 Canada.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Common Stock owned by such private investment funds and (ii)  Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of Mr. Brolin and Edenbrook is 116 Radio Circle, Mount Kisco, New York 10549.

(c) The principal occupation of Edenbrook is to serve as the investment adviser of certain private investment funds. Mr. Brolin's principal occupation or employment is acting as a private investor.  Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d) The Reporting Persons have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Edenbrook is a New York limited liability company. Mr. Brolin is a United States citizen.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 2,848,803 shares of the Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $32,136,009.  The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4. Purpose of Transaction

The Reporting Persons have acquired their Shares of the Issuer for investment in the ordinary course of business.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons continually evaluate their investment in the Common Stock and may in the future seek to acquire additional shares or to dispose of all or a portion of the Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Except as set forth herein, no Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 2,848,803 shares of Common Stock, constituting 5.75% of the shares of Common Stock, based upon 49,573,829 shares of Common Stock outstanding as of June 30, 2021, based on the information set forth in the Annual Report on form 40-F filed by the Issuer on August 10, 2021.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,848,803 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 2,848,803 shares of Common Stock.

(c) The transactions b y the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Schedule A. All such transactions were carried out in open market transactions.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 1 to this Schedule 13 D and is incorporated by reference herein.

The reporting persons wrote 5,000 and 5,000 put option contracts expiring in January 2022 and June 2022, respectively, which provide that the Reporting Persons will be required to purchase additional shares of Common Stock if the counterparty thereto exercises such put options.

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated October 7, 2021

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 7, 2021

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: October 7, 2021

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

Schedule A

Transaction Date	Transaction Code	Shares	Price
8/10/2021	BY	2,200	13.4889
8/11/2021	BY	272,157	11.2058
8/11/2021	BY	117,301	11.1783
8/16/2021	BY	20,000	11.2825
8/17/2021	BY	11,900	11.1552
8/17/2021	BY	17,699	11.1919
8/17/2021	BY	31,900	11.1641
8/18/2021	BY	8,100	11.0646
8/18/2021	BY	4,400	11.1001
8/18/2021	BY	2,500	11.0490
8/19/2021	BY	3,700	11.1005
8/19/2021	BY	19,258	11.0807
8/20/2021	BY	800	11.0725
9/14/2021	BY	20,000	11.3496
9/14/2021	BY	5,300	11.3000
9/14/2021	BY	14,986	11.3515
9/20/2021	BY	16,980	11.1213
9/20/2021	BY	10,400	11.0948
9/20/2021	BY	5,356	11.0921
9/20/2021	BY	10,000	11.1373
9/21/2021	BY	644	11.1000
9/27/2021	BY	4,266	11.4396
9/28/2021	BY	15,313	11.0286
9/28/2021	BY	74,951	11.1223
9/28/2021	BY	34,844	11.0496
9/28/2021	BY	30,000	11.0454
9/28/2021	BY	21,000	11.0461
9/29/2021	BY	50,000	10.9756
9/29/2021	BY	20,000	11.0368
9/29/2021	BY	25,000	11.0284
9/29/2021	BY	10,000	10.9485
9/29/2021	BY	30,000	10.9995
9/29/2021	BY	40,000	10.9651
9/30/2021	BY	50,000	10.9939
10/1/2021	BY	50,000	11.0030
10/1/2021	BY	25,000	10.9848
10/4/2021	BY	20,000	10.8938
10/4/2021	BY	45,000	10.9306
10/4/2021	BY	3,730	10.8783
10/4/2021	BY	70,303	10.9048
10/4/2021	BY	25,000	10.8987
10/4/2021	BY	28,591	10.8900
10/5/2021	BY	2,193	10.8487
10/5/2021	BY	35,000	10.8925
10/5/2021	BY	20,000	10.8942
10/5/2021	BY	5,000	10.8955
10/5/2021	BY	70,000	10.8951
10/6/2021	BY	100	10.7500
10/6/2021	BY	3,800	10.8370
10/6/2021	BY	10,000	10.8106
10/6/2021	BY	18,122	10.7908
10/6/2021	BY	30,300	10.8259